Exhibit 3.1H

ARTICLES OF AMENDMENT

OF

TANGER FACTORY OUTLET CENTERS, INC.

The undersigned corporation hereby submits these Articles of Amendment for the purpose of amending its Amended and Restated Articles of Incorporation.

1.	The name of the corporation is Tanger Factory Outlet Centers, Inc.

2.	The following amendment to the Amended and Restated Articles of Incorporation of the corporation was adopted by its shareholders in the manner prescribed by law at the corporation’s annual meeting on May 18, 2012:

Article IV of the Corporation’s Amended and Restated Articles of Incorporation shall be amended by adding the following new paragraph at the end thereof:

“Each director to be elected by the shareholders shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election (with abstentions and “broker non-votes” not counted as a vote cast either for or against that nominee’s election) by the shares entitled to vote in the election at a meeting at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present if the Secretary of the Corporation determines that the number of nominees, as determined in accordance with the Corporation’s By-Laws, exceeds the number of directors to be elected, and the Secretary of the Corporation has not rescinded such determination by the record date for such meeting. If directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a nominee.”

This the 24th day of May, 2012.

Tanger Factory Outlet Centers, Inc.

BY:	/s/ Chad D. Perry
Chad D. Perry Secretary